Exhibit 99.1

Ituran Location and Control Ltd.
Announces the Approval of the Israeli Commissioner for Trade for the Acquisition of Mapa Group
The approval stipulates certain conditions for its issuance

Azour, Israel, June 25, 2007 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that further to its announcement made on April 26,2007 concerning the purchase of the purchasing of Mapa Group, the Company announced today, that yesterday the approval of the Israeli Commissioner for Trade Practices for the abovementioned investment was obtained.

The approval was conditioned on the following terms to be fulfilled by Ituran (whose conditions do not detract from the provisions of the Restrictive Practices Act, 1988:

(a) Mapa Group should not unreasonably refrain from selling its computerized geographic information (GIS) products (the “Products”) and any updates to any customer;

(b) Mapa Group shall not act discriminatively in similar transactions for customers interested in purchasing Mapa Group’s Products;

(c) Mapa Group shall not link or condition the supply of its Products to a sale of service and/or other product.

A withholding tax exemption certificate has been earlier issued by the Israeli Tax Authorities. The Company anticipates the closing of the acquisition transaction within the next 7 days.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 407,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact:
International Investor Relations

Ehud Helft (Ehud@gkir.com)
Kenny Green (Kenny@gkir.com)
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620